                                   EXHIBIT 15

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT


Audit and Legal Committee
  of the Board of Directors of Baylake Corp.
Sturgeon Bay, Wisconsin


         We have reviewed the accompanying consolidated balance sheets of Baylake Corp. and subsidiaries as of September 30, 2001 and December 31, 2000, and the consolidated statements of income, comprehensive income, and cash flows for the periods ended September 30, 2001 and 2000. This financial information is the responsibility of the company's management.

         We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information for it to be in conformity with generally accepted accounting principles.

Madison, Wisconsin                          /s/ Smith & Gesteland, LLP
November 12, 2001                           SMITH & GESTELAND, LLP





                                       37